

October 15, 2010

Via Facsimile and U.S. Mail

Mr. Terry Wang
Chief Financial Officer
Trina Solar Limited
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People's Republic of China

> **Re:** **Trina Solar Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 17, 2010**
> **File No. 001-33195**

Dear Mr. Wang:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>For m 20-F for the Fiscal Year Ended December 31, 2009</u>

<u>Item 5. Operating and Financial Review and Prospects, page 51</u>

<u>-Critical Accounting Policies, page 62</u>

<u>Impairment of Long-lived Assets and Definite-lived Intangibles, page 63</u>

1.   We note from your disclosures on page 37 that you had manufacturing capacity of 600
        MW for your PV modules as of December 31, 2009 and that you expect to increase your
        PV module manufacturing capacity to 850 to 950 MW by December 31, 2010 in
        connection with your 500 MW capacity expansion project. We further note from page 5
        that in 2009, you shipped 399.01 MW of PV modules. Please address the following:

        •   Tell us and revise future filings to explain how, if at all, you consider current capacity
            utilization in determining whether there are indicators that the carrying amounts of
            assets may not be recoverable.

        •   Tell us and revise future filings to explain how you anticipate utilizing the significant
            additional capacity in future periods. Discuss the impact that expiring incentives in
            locations such as Germany and Spain could have on your expectations.

        •   Revise future filings to describe to investors the potential impact to your financial
            statements should demand for your PV modules not increase proportionally with your
            manufacturing capacity.

<u>Valuation of Inventories, page 64</u>

2.   We note your disclosure here on how you evaluate your inventory for a decline in net
        realizable value. Please revise future filings to discuss in more detail how you develop
        certain of your assumptions such as "expected demand" for purposes of your inventory
        valuation analysis. For example, discuss how you arrived at your estimates for future
        demands, how accurate your estimates of future demand have been in the past and how
        much the estimates of future demand have changed in the past. Please provide us with a
        sample of your proposed revised disclosure.

3.   We note that you have entered into fixed-price supply contracts. We further note your
        disclosures on page 8 that you have renegotiated <u>most</u> of your medium and long-term
        contracts to reduce the purchase price. Please tell us and revise future filings to discuss
        how you have evaluated your fixed-price supply commitments for possible impairment,
        including specifically any such commitments where the fixed price exceeds current
        market prices. Explain how you have considered such arrangements in your inventory
        impairment analysis.

Mr. Terry Wang
Trina Solar Limited
October 15, 2010
Page 3

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-8

4.   We note that you reflect changes in your restricted cash balance as investing activities. It appears based on your disclosure in Note 2 that the restricted cash relates primarily to amounts held in connection with various financing activities, including bank borrowings. Please explain to us why you determined that the activity relating to the restricted cash should be presented as an investing activity on the statement of cash flows.

Note 2. Summary of Principal Accounting Policies, page F-10

-(a) Basis of presentation, page F-10

5.   We note from your disclosure here and on page F-44 that you consolidate a variable interest entity (Fotosolare Quarta S.r.l.). Please revise future filings to provide the disclosures required by paragraph 810-10-50-3 of the FASB Accounting Standards Codification.

-(k) Revenue recognitions, page F-15

6.   We note from your disclosure on page 72 that you have offered customers longer payment terms. Please revise future filings to explain how these extended payment terms impact your revenue recognition. Provide us with a sample of your proposed disclosure.

-(o) Warranty Cost, page F-17

7.   We note here and on page 63 that you accrue 1% of gross revenues for your potential warranty obligations. You state that due to your limited manufacturing history, your warranty accruals are based on your "assessment of industry norms." Please revise future filings to explain in greater detail how you determine the warranty accrual. Explain what you mean by "industry norms" and why you believe that is an adequate basis for your warranty accrual estimates. Provide us with a sample of your proposed revised disclosure to be included in future filings.

8.   Further to the above, also revise your disclosures in the Critical Accounting Policies section on page 62 to describe how you determined that your warranty accruals are sufficient to cover future warranty claims and clarify each of the factors you considered in your analysis. Provide a more detailed explanation of the significant estimates and judgments involved in estimating your warranty accruals and describe in greater detail how your results of operations could be impacted if your accruals ultimately prove to be insufficient.

(p) Foreign currency translation and foreign currency risk, page F-17

9.   We note that effective January 1, 2008, you changed the functional currency of your
        principal operating subsidiary, Trina China, from RMB to the US dollar. You state this
        change was in response to the significant changes in economic facts and circumstances.
        Please describe to us the significant changes in economic facts and circumstances which
        you refer to. Explain how you have evaluated the provisions of paragraphs 830-10-45-2
        through 45-6 of the FASB Accounting Standards Codification in determining your
        functional currency.

(q). Concentrations of credit risk, page F-18

10.   We note your disclosures on page 12 and page 72 that you have historically required your
        customers to make advance payments for a certain percentage of their orders and that you
        are now extending more lenient payment terms. We note that your net accounts
        receivable increased $183.8 million, or 174%, from December 31, 2008 to December 31,
        2009 while revenues increased only 1.6% from 2008 to 2009. Please address the
        following:

        •   Explain to us the cause of the significant increase in your accounts receivable balance
            from December 31, 2008 to December 31, 2009.

        •   Discuss the payment terms that you provide to your customers.

        •   Explain the nature and significant terms of the longer payment terms you describe on
            page 72.

        •   Discuss how you have determined that your accounts receivable balances are
            collectible as of December 31, 2009.

Note 17. Commitments and Contingencies, page F-40

11.   We note from page 56 and throughout the filing that you renegotiated your medium-term
        and long-term silicon supply contracts during fiscal 2009 to achieve favorable pricing and
        payment terms relative to current market conditions. With a view towards disclosure,
        please explain to us the nature and terms of the renegotiated medium-term and long-term
        supply contracts and how you now account for these contracts. Within your discussion,
        please explain if you had to pay any renegotiation fees and how you accounted for these
        fees. Cite the accounting literature relied upon and how you applied it to your situation.

Note 18. Segment Information, page F-41

12.   We note your disclosures here that you changed the way you were managing your
        business in fiscal 2008 due to the reduction in your solar integration business and that

you modified the information reviewed by your chief operating decision maker (CODM). We further note that you now operate in a single <u>reportable</u> business segment. Please tell us how many <u>operating</u> segments you have. To the extent that your single reportable segment results from the aggregation of two or more operating segments, explain how aggregation is consistent with paragraph 280-10-50-11 of the FASB Accounting Standards Codification.

13.   Please revise your filing to disclose the basis for attributing revenues from external customers to individual countries. Refer to the guidance in 280-10-50-41(a) of the FASB Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief